Exhibit 23.5

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in this Registration Statement of Empresa Nacional de Electricidad S.A. (Endesa Chile) on Form F-4 of our report dated January 17, 2003 (relating to the financial satements of Centrais Electricas Cachoeira Dourada S.A. not presented separately) (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the energy sale and purchase transactions in the electric energy wholesale market), appearing in the Annual Report on Form 20-F of Endesa Chile for the year ended December 31, 2002, and to the reference to us under the heading "Experts" in the Prospectus, which is part of this Registration Statement.

DELOITTE TOUCHE TOHMATSU

Rio de Janeiro, Brazil

July 30, 2003